

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2025

Shibin Wang
Chief Executive Officer
Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower, Singapore, 189767

> **Re: Chenghe Acquisition III Co.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed August 22, 2025**
> **File No. 333-288524**

Dear Shibin Wang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2025 letter.

Amendment No.2 to Form S-1 filed on August 22, 2025

Exhibits

1. We note your response and revisions to prior comment 1. Please revise the assumption in Exhibit 5.2 that "the Warrant Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrant Agent and the Company, is a valid, binding and enforceable agreement of each party thereto" as it relates to the Company.

General

2. We note your response and revision to prior comment 4. Please revise the signatures to include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures to Form S-1.

3.   We note your response to prior comment 3 and reissue. While we note there is disclosure of the location of the co-sponsors in China, we note that your disclosure regarding the risks is really focused on the ties of officers and directors to China and/or Hong Kong. For instance, the cover page states "we face various legal and operational risks associated with our ties to Hong Kong and/or China." As previously requested, please revise your disclosures throughout the prospectus to address the material risks and uncertainties due to your co-sponsors being located in Hong Kong. In addition, we continue to note that much of the disclosure is focused on the company post business combination, in particular the risk factor disclosures. Your revised disclosures should also address the current risks and uncertainties as opposed to those associated with Company's post-combination operations.

Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Chris E. Centrich